NEWS RELEASE
TSX: ELD NYSE: EGO	December 27, 2017

Eldorado Gold Announces Update on its Board of Directors

Vancouver, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") today announced a number of changes to its Board of Directors.  Mr. Jonathan Rubenstein has elected to resign as a director and Mr. Robert Gilmore has stepped down as Chairman of the Board, though will continue as a Director, both effective as of January 1, 2018. Dr. George Albino, a seasoned and experienced economic geologist, has been appointed as Independent Chairman.

Building on these and other recent retirements of the Board, the Board of Directors has reorganized.  The departing directors will not be replaced, which will make for a leaner and more concentrated Board, comprising 8 directors, 7 of whom are independent.  The Board has also reduced total and individual director compensation in keeping with peer group considerations. The Board will be reconstituting its Corporate Governance and Nominating Committee, Compensation Committee and Audit Committee in the coming weeks and will be reviewing its committee mandates and its board policies, including its Diversity Policy, policies on the number of other public company directorships and its Board Tenure Policy.

The other continuing Board members include Pamela Gibson, Of Counsel at Shearman & Sterling LLP; Geoffrey Handley, former Executive Vice President, Strategic Development with Placer Dome; Michael Price, mining finance consultant and advisor; Steven Reid, former Executive Vice President and Chief Operating Officer for Goldcorp; John Webster, former Managing Partner British Columbia at PriceWaterhouseCoopers; and George Burns, President and Chief Executive Officer of Eldorado Gold.

George Albino, incoming Chairman of the Board, stated “On behalf of the Board and the Company, we thank Robby for his work as Chairman and look forward to having him continue on the Board as an independent director.  We also thank Jonathan Rubenstein for his years of dedicated service and substantial contributions to Eldorado."

“The changes announced today have resulted in a smaller and less costly Board with new leadership, while ensuring continuity and the efficient and effective provision of oversight and strategic direction to Management,” said George Burns, President and Chief Executive Officer of Eldorado.  "George Albino has had a long and successful career both in the mining industry and as an industry analyst. He and I are looking forward to working together with the other Directors to maximize the value of Eldorado's portfolio of assets.”

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Canada, Romania, Serbia and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Forward Looking Statement

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects",  "is expected", "budget", "continue"", "projected", "scheduled", "estimates", "forecasts", "projected", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “to be”, "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to this news release.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets on the Company's operations; risks related to the acquisition of Integra Gold Corporation; additional funding requirements; currency fluctuations; litigation and arbitration risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk factors in our business" in the Company's  most recent Annual Information Form and Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.687.4018 or 1.888.363.8166 kristam@eldoradogold.com